UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Global Employment Holdings, Inc.

(Name of Issuer)
Common Stock, $.001 par value per share

(Title of Class of Securities)
378971105

(CUSIP Number)
Scott R. Zemnick, Esq.
Victory Park Capital Advisors, LLC
227 West Monroe Street, Suite 3900
Chicago, Illinois 60606
(312) 705-2786

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)
July 29, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Capital Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,085,526*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

2,085,526*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,085,526*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.77%

14	TYPE OF REPORTING PERSON

OO
*   Excludes 4,533,348 shares of common stock, par value $.001 per share (the “Common Stock”) of Global Employment Holdings, Inc. (the “Issuer”) issuable upon conversion of convertible notes (the “Notes”) of the Issuer and 3,168,604 shares of Common Stock issuable upon conversion of convertible preferred stock (the “Preferred Stock”) of the Issuer, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Victory Park Credit Opportunities Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,085,526*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

2,085,526*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,085,526*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.77%

14	TYPE OF REPORTING PERSON

OO
*   Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,168,604 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Jacob Capital, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,085,526*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

2,085,526*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,085,526*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.77%

14	TYPE OF REPORTING PERSON

OO
*   Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,168,604 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

CUSIP No.	378971105

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (Entities Only) Richard Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		- 0 -

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,085,526*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 0 -

WITH	10	SHARED DISPOSITIVE POWER

2,085,526*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,085,526*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.77%

14	TYPE OF REPORTING PERSON

IN
*   Excludes 4,533,348 shares Common Stock issuable upon conversion of convertible notes of the Issuer and 3,168,604 shares of Common Stock issuable upon conversion of Preferred Stock, which Notes and Preferred Stock are subject to so-called “blocker” provisions prohibiting the holder from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock.

Item 1. Security and Issuer
     This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to the common stock, par value $.001 per share (the “Common Stock”), of Global Employment Holdings, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10375 Park Meadows Drive, Suite 375, Lone Tree, Colorado 80124. This Amendment amends and supplements, as set forth below, the information contained in Item 4 of the Schedule 13D filed by the Reporting Persons with respect to the Issuer on April 27, 2009 (the “Schedule 13D”). All capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D. Except as amended by this Amendment, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment.
     As of August 3, 2009, the Reporting Persons beneficially owned an aggregate of 2,085,526 shares of Common Stock (the “Subject Shares”), representing approximately 19.77% of the outstanding Common Stock. Each of the Reporting Persons may also be deemed to be the beneficial owner of 4,533,348 of Common Stock issuable upon conversion of convertible notes (the “Notes”) of the Issuer, and 3,168,604 shares of Common Stock issuable upon conversion of convertible preferred stock, par value $0.01 per share (the “Preferred Stock”), of the Issuer. The Notes and the Preferred Stock are subject to so-called “blocker” provisions prohibiting the Reporting Persons from converting the Notes or the Preferred Stock, as applicable, to the extent such conversion would result in the holder becoming the beneficial owner of more than 4.99% of the issued and outstanding Common Stock. Accordingly, based on the number of outstanding shares of Common Stock as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2009 (the “Form 10-Q”), the Reporting Persons may not currently convert the Notes or the Preferred Stock. Consequently, the 7,701,952 shares of Common Stock issuable to the Reporting Persons upon conversion of the Notes and the Preferred Stock have not been included in the number of Subject Shares beneficially owned by the Reporting Persons.
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is amended and supplemented to add the following:
     On July 29, 2009, the Reporting Persons made a proposal to the Issuer regarding two potential strategic investment transactions that, if consummated in their entirety, would, among other things, result in the Reporting Persons acquiring a controlling interest in the Issuer (the “Proposal”). Since such time, the Reporting Persons and the Issuer have engaged, and are continuing to engage, in negotiations regarding the terms and conditions of the transaction contemplated thereby. The proposed transactions are intended to enable the Reporting Persons to acquire control of the Issuer while strengthening the Issuer’s competitive position through a capital infusion and balance sheet recapitalization.
     The Proposal contemplated two separate transactions. Under the first contemplated transaction, the Reporting Persons, in connection with their acquisition of indebtedness (including the entire amounts of the Issuer’s Senior Term Loans A and B (the “Term Loans”)) and securities of the Issuer from third parties, would increase Senior Term Loan A by $1 million through additional loans from the Reporting Persons and modify the payment terms of the Term Loans in exchange for certain fees and other consideration, including Common Stock-linked derivative instruments representing up to 11% of the issued and outstanding Common Stock. On July 31, 2009, the Reporting Persons completed a portion of the first transaction by acquiring $4,995,967 principal amount of Notes, 3, 750 shares of Preferred Stock, 506,061 shares of Common Stock and a warrant to acquire 300,000 shares of Common Stock (the “Warrant”), all in a privately negotiated transaction with a third party (the “Third Party Transaction”). The purchase of the Terms Loans remains subject to negotiation and execution of definitive documentation with the holder of the Term Loans.
     Pursuant to the second transaction contemplated by the Proposal, the Reporting Persons would exchange their interests in the Term Loans for (i) non-convertible junior debt that would be subordinate to the indebtedness incurred under the Issuer’s existing Credit and Security Agreement and (ii) Common Stock. The Reporting Persons expect Howard Brill, CEO of the Issuer, to purchase a portion of the Term Loan and exchange such portion on the same terms as the Reporting Persons as described herein. The Reporting Persons also would exchange a significant portion of their currently owned Notes for Common Stock and amend the terms and conditions of the remaining Notes. Under the terms of the Proposal, the Reporting Persons’ exchange of Notes is contingent upon all other holders of Notes participating in the transaction by exchanging 50% of each holder’s Notes for Common Stock, with the result being that all such Notes shall be exchanged for an aggregate amount of 70% of the total outstanding Common Stock, after giving effect to the transactions contemplated by the Proposal. In addition, the Reporting Persons propose that all of the Issuer’s outstanding redeemable Preferred Stock (of which the Reporting Persons own more than 70%) will be exchanged for 15% of the total outstanding Common Stock, after giving effect to the transactions contemplated by the Proposal. As currently contemplated, upon the consummation of the transactions contemplated by the Proposal, and after giving effect to the Third Party Transaction, the Issuer would have $4.3 million of outstanding senior debt, $18.1 million of outstanding junior debt, no Preferred Stock outstanding, and would issue (through exchange, conversion and new issuances of Common Stock or instruments convertible or exchangeable therefor) new shares of Common Stock representing 96% of the total shares of Common Stock outstanding after giving effect to the transactions contemplated by the Proposal. Under the terms of the transactions contemplated by the Proposal, the Reporting Persons would ultimately own approximately 87% of the Common Stock on a fully diluted basis upon consummation of the transactions. The Reporting Persons also propose to receive certain cash fees to be negotiated with the Issuer and the right to nominate three directors to the Issuer’s Board of Directors.
     The transactions contemplated by the Proposal, other than the Third Party Transaction, are subject to a number of contingencies and uncertainties including the completion of due diligence by the Reporting Persons, negotiation of terms satisfactory to the Reporting Persons, and the execution of definitive documentation. The transactions contemplated by the Proposal that involve the acquisition of existing securities and debt instruments of the Issuer will require consensual transactions with other persons, and as a result may or may not occur. Further, the transactions contemplated by the Proposal would involve consensual transactions with the Issuer, which approvals may or may not be obtained, and would be further contingent on the satisfaction of certain conditions (including various third party consents and approvals, and other matters outside the control of the Reporting Persons and the Issuer).
     The terms of the above-described transactions, other than the Third Party Transaction, may or may not (i) be consummated or (ii) change substantially during the course of negotiations. The Reporting Persons cannot provide any assurance that any transaction with the Issuer will occur or, if such a transaction occurs, it will be consistent with the Proposal. As noted previously, the Reporting Persons continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they deem appropriate to maximize the value of their investment. The Reporting Persons have sought and may in the future seek the views of, hold discussions with and respond to inquiries from the Issuer’s lenders, shareholders, and/or the board of directors, officers or representatives of the Issuer, as well as other persons, regarding potential strategic alternatives for the Issuer. In connection with any such strategic alternatives and other plans or proposals that the Reporting Persons may develop, the Reporting Persons may make and negotiate proposals to and with the Issuer and/or such other persons concerning potential strategic alternatives, and may enter into agreements, including agreements to provide equity or debt financing, with the Issuer and/or such other persons in connection with those negotiations and proposals. Such discussions may include one or more actions described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is amended and supplemented to add the following:
     (a), (b) Based upon the Form 10-Q, 10,548,330 shares of Common Stock were outstanding as of May 15, 2009 and the Subject Shares represented approximately 19.77% of the Common Stock outstanding as of such date.
     (c) On July 31, 2009 the Fund purchased 227,423 shares of Common Stock for $0.02 per share and the Warrant for approximately $0.01 per share. This purchase was effected through a privately negotiated transaction.
Item 7. Material to Be Filed as Exhibits
1.	Joint Filing Agreement, dated as of August 3, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2009

VICTORY PARK CAPITAL ADVISORS, LLC

By:	Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member

VICTORY PARK CREDIT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Richard Levy Name: Richard Levy
Title: Attorney-in-Fact

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy Name: Richard Levy
Title: Sole Member

RICHARD LEVY

/s/ Richard Levy Richard Levy

EXHIBIT INDEX
1.	Joint Filing Agreement, dated as of August 3, 2009, among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

EI-1